SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

TRANSACTION STATEMENT UNDER SECTION ON 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

SCHEDULE 13e-3

(Amendment No. 3)

(RULE 13e-100)

Rule 13e-3 Transaction Statement

Under Section 13(e) Of The Securities Exchange Act Of 1934

TRI-STATE 1ST BANC, INC.

(Name Of The Issuer)

TRI-STATE 1ST BANC, INC.

TRI-STATE MERGER SUB, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

895665 10 7

(CUSIP Number of Class of Securities)

Copy To:

CHARLES B. LANG, PRESIDENT	RICHARD D. ROSE, ESQ.
TRI-STATE 1ST BANC, INC.	PERRY S. PATTERSON, ESQ.
16924 ST. CLAIR AVENUE	BUCHANAN INGERSOLL
P.O. BOX 796	& ROONEY PC
EAST LIVERPOOL, OH 43920	ONE OXFORD CENTRE,
(330) 385-9200	20TH FLOOR 301 GRANT STREET PITTSBURGH, PA 15219
(412) 562-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$1,491,920	$45.80

For purposes of calculating the fee only. This amount assumes the acquisition of 87,760 shares of common stock of the subject company exchanged for cash in the merger for $17.00 per share in cash, for a total consideration of $1,491,920 (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals 0.0000307 of the Total Consideration, or $45.80.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45.80

Form or Registration No.: Pre. Sched. 14A

Filing Party: Tri-State 1st Banc, Inc.

Date Filed: November 9, 2007

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER INTRODUCTION

This Rule 13E-3 Transaction Statement is being filed by Tri-State 1st Banc, Inc., an Ohio corporation (the “Company”) and Tri-State Merger Sub, Inc., (a newly formed, wholly owned subsidiary of the Company) in connection with the proposed merger (the “Merger”) of Tri-State Merger Sub, Inc. with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), between the Company and Tri-State Merger Sub, Inc., as it may be amended from time to time.

Immediately upon effectiveness of the Merger, (i) each share of the Company’s common stock, without par value per share (the “Common Stock”), held of record by a shareholder who owns, as of the Effective Time, fewer than 100 shares of Common Stock will be converted into the right to receive $17.00 in cash from the Company and (ii) each share of the Common Stock held of record by a shareholder who owns, as of the Effective Time, 500 or more shares of Common Stock will not be affected by the Merger and will remain outstanding. Shareholders owning of record 100 or more shares of Common Stock but fewer than 500 shares of Common Stock will have the opportunity to elect to either: (i) receive the per share cash consideration of $17.00 for every share of Common Stock held thereby; or (ii) receive one share of a newly authorized class of preferred stock (the “Series A Preferred Stock”) of the Company for every one share of Common Stock held thereby, or a combination of cash and Series A Preferred Stock.

This Schedule 13E-3 as amended is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), pursuant to which the shareholders of Tri-State 1st Banc, Inc. will be given notice of and asked to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to authorize the issuance of 100,000 shares of Series A Preferred Stock, and to approve the Merger and the Merger Agreement at the Company’s special shareholders’ meeting. The following cross reference sheet included in this Schedule 13E-3 is being supplied pursuant to General Instruction G to Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

NEITHER THE PROPOSED TRANSACTION NOR THE SECURITIES OFFERED IN CONNECTION THEREWITH HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR HAVE ANY OF SUCH REGULATORY ENTITIES PASSED ON THE ACCURACY, ADEQUACY OR COMPLETENESS OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ITEM 1.	SUMMARY TERM SHEET

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: PROPOSAL I, SUMMARY TERM SHEET; and QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.

ITEM 2.	SUBJECT COMPANY INFORMATION

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: INFORMATION ABOUT TRI-STATE 1ST BANC, INC. and Market for Common Stock and Dividend Information and Stock Repurchases by Tri-State.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The filing persons are TRI-STATE 1ST BANC, INC. and TRI-STATE MERGER SUB, INC. The subject company is TRI-STATE 1ST BANC, INC. The required information is incorporated herein by reference to the sections of Exhibit 1 captioned: INFORMATION ABOUT TRI-STATE 1ST BANC, INC.

ITEM 4.	TERMS OF THE TRANSACTION

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned: PROPOSAL I, SUMMARY TERM SHEET; and SPECIAL FACTORS, Purposes and Background of the Merger Proposal, Structure of the Merger, Determination of the Terms of the Merger, Recommendation of our Board of Directors, Interests of Certain Persons in the Merger, Certain Terms of the Merger, Rights of Dissenting Shareholders, Material U.S. Federal Income Tax Consequences of the Merger; and Information Regarding the Special Meeting of Shareholders.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS, Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, and Termination of Securities Exchange Act Registration.

Specific items contained in subparagraph (c)(1-8) of Item 1006 of Regulation M-A which are either inapplicable or the answer is in the negative are listed below. These items refer to plans or transactions other than the proposed Ruled 13e-3 transaction, which would occur after the proposed Rule 13e-3 transaction.

Item (c)(1) - Not Applicable. The Company is not planning any extraordinary transaction, such as a merger, reorganization or liquidation following the proposed Rule 13e-3 merger transaction.

Item (c)(2) - Not Applicable.

Item (c)(3) - Not Applicable.

Item (c)(4) - Not Applicable.

Item (c)(5) - The proposals relate to the creation of a new class of preferred stock. The required information is incorporated herein by reference to the sections of Exhibit 1 captioned PROPOSAL II - Amendment to Articles of Incorporation.

Item (c)(8) - Not Applicable.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS; Purposes and Background of the Merger Proposal, Determination of the Terms of the Merger; Certain Consequences of the Merger, Benefits and Detriments to Affiliated and Non-Affiliated Shareholders; Purposes and Reasons of Tri-State Merger Sub, Inc. for the Merger Proposal; Material U.S. Federal Income Tax Consequences of the Merger.

ITEM 8.	FAIRNESS OF THE TRANSACTION

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS; Determination of the Terms of the Merger, Fairness of the Transaction, Recommendation of our Board of Directors and Position of Tri-State Merger Sub as to the Fairness of the Merger.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS, Determination of the Terms of the Merger, Fairness of the Transaction; and APPENDIX C, Opinion of Independent Financial Advisor.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS, Source of Funds and Expenses.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned: INFORMATION ABOUT TRI-STATE 1ST BANC, INC., Voting Securities

Held by Directors, Executive Officers and 5% Beneficial Owners of Tri-State 1st Banc, Inc., Certain Relationships and Related Transactions in Tri-State 1st Banc, Inc., and Stock Repurchases by Tri-State 1st Banc, Inc.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

The required information incorporated herein by reference to the section of Exhibit 1 captioned: PROPOSAL I, SPECIAL FACTORS, Recommendation of our Board of Directors, Position of Tri-State Merger Sub, Inc. as to the Fairness of the Merger, and Interests of Certain Persons in the Merger.

ITEM 13.	FINANCIAL STATEMENTS

(a)	Audited financial statements of Tri-State 1st Banc, Inc. are incorporated herein by reference to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006. Unaudited interim financial statements of Tri-State 1st Banc, Inc. are incorporated herein by reference to its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007. The information in the proxy statement referred to in DOCUMENTS INCORPORATED BY REFERENCE and WHERE YOU CAN FIND MORE INFORMATION is incorporated herein by reference.

(b)	The information set forth in the proxy statement under: PROPOSAL I, SPECIAL FACTORS, Pro Forma Effect of the Merger and Pro Forma Consolidated Financial Information; and APPENDIX E - Tri-State 1st Banc, Inc. Consolidated Pro Forma Financial Statements is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: Information Regarding the Special Meeting of Shareholders, Solicitation of Proxies.

ITEM 15.	ADDITIONAL INFORMATION

The required information is incorporated herein by reference to the section of Exhibit 1 captioned: PROPOSAL II, Amendment to the Articles of Incorporation.

ITEM 16.	EXHIBITS

1.

Definitive Proxy Statement, Form of Proxy, Notice of Special meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on February 8, 2008, including Appendix A, Agreement and Plan of Merger; Appendix B, Ohio Dissenters’ Statute; Appendix C, Opinion of Independent Financial Advisor; Appendix D, Form of Certificate of Amendment to the Tri-State 1st Banc, Inc. Articles of Incorporation; Appendix E, Consolidated Pro Forma Financial

Statements; Appendix F, Annual Report of Tri-State 1st Banc, Inc. on Form 10-KSB for the year ended December 31, 2006; and Appendix G, Quarterly Report of Tri-State 1st Banc, Inc. for the quarter ended September 30, 2007; and Appendix H, excerpts from Annual Report to Security Holders with respect to the year ended December 31, 2006.

2.	Valuation Report and supplemental materials prepared by Danielson Capital, LLC.

3.	Fairness Opinion of Danielson Capital, LLC.

4.	Fairness Opinion and Valuation Report—Summary.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008	TRI-STATE 1ST BANC, INC.

	By:	/s/ Charles B. Lang
Charles B. Lang, President & CEO

Date: February 8, 2008	TRI-STATE MERGER SUB, INC.

	By:	/s/ Charles B. Lang
Charles B. Lang, President & CEO

EXHIBIT INDEX

1.	Definitive Proxy Statement, Form of Proxy, Notice of Special meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on February 8, 2008, including Appendix A, Agreement and Plan of Merger; Appendix B, Ohio Dissenters’ Statute; Appendix C, Opinion of Independent Financial Advisor; Appendix D, Form of Certificate of Amendment to the Tri-State 1st Banc, Inc. Articles of Incorporation; Appendix E, Consolidated Pro Forma Financial Statements; Appendix F, Annual Report of Tri-State 1st Banc, Inc. on Form 10-KSB for the year ended December 31, 2006; Appendix G, Quarterly Report of Tri-State 1st Banc, Inc. for the quarter ended June 30, 2007; and Appendix H, excerpts from Annual Report to Security Holders with respect to the year ended December 31, 2006.

2.	Valuation Report and supplemental materials prepared by Danielson Capital, LLC.

3.	Fairness Opinion of Danielson Capital, LLC

4.	Fairness Opinion and Valuation Report—Summary